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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53395

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/04_____ AND ENDING _____12/31/04_____
                                        MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:

Rohatyn Associates LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

_____280 Park Avenue, 27ᵗʰ Floor_____
(No. and Street)

New York,	New York	10017
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gil Ha   (212) 984-2985
                                                        (Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

_____Deloitte & Touche LLP_____
(Name - if individual, state last, first, middle name)

2 World Financial Center	New York	New York	10281
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

REC'D S.E.C.

MAR - 9 2...

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-
5(e)(2).SEC 1410 (3-91)

ROHATYN ASSOCIATES LLC
(S.E.C. I.D. No. 8-53395)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * *

Filed pursuant to
Rule 17a-5(e)(3) as a
PUBLIC DOCUMENT

Deloitte⊙

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

To the Member of Rohatyn Associates LLC:

We have audited the accompanying statement of financial condition of Rohatyn Associates LLC (the "Company") as of December 31, 2004, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such statement of financial condition presents fairly, in all material respects, the financial position of Rohatyn Associates LLC at December 31, 2004 in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 18, 2005

Member of
Deloitte Touche Tohmatsu

ROHATYN ASSOCIATES LLC

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2004

ASSETS

CASH AND CASH EQUIVALENTS	$1,335,727
CONSULTING FEES RECEIVABLE	500,000
FURNITURE, EQUIPMENT AND LEASEHOLD IMPROVEMENTS— Less accumulated depreciation and amortization of $132,475	293,850
PREPAID EXPENSES	62,728
OTHER ASSETS	10,508
TOTAL ASSETS	$2,202,813

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:	
Accounts payable and accrued expenses	$ 134,537
Deferred consulting fees	41,666
Total liabilities	176,203
MEMBER'S EQUITY	2,026,610
TOTAL LIABILITIES AND MEMBER'S EQUITY	$2,202,813

See notes to statement of financial condition.

ROHATYN ASSOCIATES LLC

NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2004

1. **ORGANIZATION**

   Rohatyn Associates LLC (the "Company") was organized as a limited liability company under the laws of the State of New York on April 19, 2001. The Company provides investment banking and corporate finance services to domestic and international companies.

   The principal business activity of the Company is to provide advisory services to clients engaged in mergers and acquisitions. The Company does not have any trading accounts, nor hold cash or securities for or on behalf of any customers or clients.

   The Company became a registered securities broker-dealer with the Securities and Exchange Commission (the "SEC") effective July13, 2001 and is a member of the National Association of Securities Dealers (the "NASD").

2. **SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES**

   Cash and Cash Equivalents—The Company defines cash and cash equivalents as cash and short-term highly liquid investments having maturities of 90 days or less from their acquisition date.

   Furniture, Equipment & Leasehold Improvements—Furniture, equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation of furniture and equipment is determined using estimated useful lives of seven years. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter.

   Consulting Fees—Consulting fees and the related consulting fees receivable are recorded on an accrual basis. Consulting fees received in advance are deferred until earned.

   Income Taxes—The Company is a single member limited liability company which is disregarded for Federal and New York State and City purposes. The income of the entity is reported by the single member on his personal return. In addition, the member, not the Company, will be subject to the New York City Unincorporated Business Tax. Therefore, no provision for income taxes has been provided for by the Company.

   Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Estimates, by their nature, are based on judgment and available information. Management believes that estimates utilized in preparation of the financial statements are prudent and reasonable. Actual results could differ materially from those estimates.

3. RELATED PARTY

During 2004, the Company's consulting contract with a related party expired. No amounts were outstanding under the consulting contract as of December 31, 2004.

4. COMMITMENTS AND CONTINGENCIES

Leases - On January 1, 2004, the Company relocated and commenced a noncancelable operating lease for office space through December 31, 2008. The current lease agreement, in addition to base rental, is also subject to additional costs incurred by the landlord. The minimum rental commitments under this lease are as follows:

December 31	Minimum Rental Commitments
2005	$ 155,820
2006	155,820
2007	155,820
2008	155,820
Total	$ 623,280

5. NET CAPITAL REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule (Rule 15c3-1) under the Securities Exchange Act of 1934, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2004, the Company had net capital of $552,705, which was $540,958, in excess of its required net capital of $11,747. The Company's ratio of aggregate indebtedness to net capital was .32 to 1.

* * * * * *

4

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 18, 2005

Rohatyn Associates LLC
280 Park Avenue
New York, New York 10017

Dear Sirs:

In planning and performing our audit of the financial statements of Rohatyn Associates LLC (the "Company") as of December 31, 2004 (on which we issued our report dated February 18, 2005), we considered its internal control in order to determine our auditing procedures for the purpose of expressing an opinion on the financial statements and not to provide assurance on the Company's internal control.

Also, as required by Rule 17a-5(g)(1) under the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13 or in complying with the requirements for prompt payment for securities under Section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Securities and Exchange Commission's (the "Commission") above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004 to meet the Commission's objectives.

This report is intended solely for the information and use of management, the member, the Securities and Exchange Commission, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte & Touche LLP